UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number 001-38370

CollPlant Holdings Ltd.

(Exact name of registrant as specified in its charter)

3 Sapir Street, Weizmann Science Park

Ness Ziona 74140, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

As previously disclosed, CollPlant Holdings Ltd. (the “Company”) submitted a request to the District Court to approve an arrangement with its shareholders and the holders of Series I Warrants and Series K Warrants for the delisting of all of the Company’s securities from trading on the Tel Aviv Stock Exchange Ltd. (the “TASE”) pursuant to Section 350 of the Israeli Companies Law of 1999 (the “Arrangement”).

On July 29 2018, the District Court approved the Arrangement. The Company has notified the TASE and the last date of trading of the Company’s ordinary shares and Series I Warrants and Series K Warrants on the TASE is expected to be at the end of October 2018.

For additional information on the Arrangement, please see the Company’s Notice of Extraordinary General Meetings of Shareholders and Holders of Series I Warrants and Series K Warrants dated May 3, 2018 and accompanying Proxy Statement attached as Exhibit 99.1 to the Company’s Form 6-K that was furnished to the U.S. Securities and Exchange Commission (the “SEC”) on May 3, 2018 and the Notice to the Shareholders, Holders of Series I Warrants and Series K Warrants Shareholders dated June 7, 2018 attached as Exhibit 99.1 to the Company’s Form 6-K that was furnished to the SEC on June 7, 2018.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLPLANT HOLDINGS LTD.

Date: July 30, 2018	By:	/s/ Eran Rotem
Name: Eran Rotem
Title: Deputy CEO and Chief Financial Officer

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